Exhibit 99.2

AGENDA of the ANNUAL GENERAL MEETING OF immatics N.V.

Agenda of the annual general meeting of Immatics N.V., a public company under Dutch law, registered with the Dutch trade register under number 77595726 (the “Company”), to be held at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands on 20 June 2024 at 16:00 hours CEST (the “AGM”).

1.	Opening
2.	Discussion of the statutory board report regarding the financial year ended 31 December 2023	Discussion item
3.	Discussion of the Company’s dividend and reservation policy	Discussion item
4.	Adoption of the statutory annual accounts for the financial year ended 31 December 2023	Voting item
5.	Discharge from liability for the members of the Company’s board of directors (the “Board”) with respect to the performance of their duties during the financial year ended 31 December 2023	Voting item
6.	Reappointment of Mr. M.G. Atieh as non-executive director class I	Voting item
7.	Reappointment of Mr. P.R. Carter as non-executive director class I	Voting item
8.	Reppointment of Dr. E.R. Forster as non-executive director class I	Voting item
9.	Extension of the authorisation of the Board to issue ordinary shares and to grant rights to subscribe for ordinary shares	Voting item
10.	Extension of the authorisation of the Board to limit or exclude pre-emption rights	Voting item
11.	Extension of the authorisation of the Board to acquire ordinary shares or depositary receipts thereof	Voting item
12.	Approval of the Company’s 2024 stock option and incentive plan	Voting item
13.	Instruction to PricewaterhouseCoopers Accountants N.V. as auditor for the financial year ending 31 December 2024	Voting item
14.	Close

EXPLANATORY NOTES TO THE AGENDA of the ANNUAL GENERAL MEETING OF immatics N.V.

1.	Opening

2.	Discussion of the statutory board report regarding the financial year ended 31 December 2023 (discussion item)

The Company’s statutory board report regarding the financial year ended 31 December 2023 is available on the Company’s website at https://investors.immatics.com/events/event-details/annual-general-meeting-2024-1 and is available for inspection at the offices of the Company.

3.	Discussion of the Company’s dividend and reservation policy (discussion item)

The Company intends to retain any earnings for future operations and expansion of its business. Under Dutch law, the Company may only pay dividends to the extent its shareholders’ equity (eigen vermogen) exceeds the sum of the Company’s paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or by the Company’s articles of association (if any). Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Board and will depend upon a number of factors, including the Company’s earnings, capital requirements, overall financial condition, applicable law and contractual restrictions. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.

4.	Adoption of the statutory annual accounts for the financial year ended 31 December 2023 (voting item)

It is proposed that the statutory annual accounts for the financial year ended 31 December 2023 as prepared in accordance with Dutch law be adopted. The adoption of the statutory annual accounts includes the allocation of the profit made in the financial year ended 31 December 2023. PricewaterhouseCoopers Accountants N.V. has audited the the statutory annual accounts and issued an auditor’s report in respect thereof.

The statutory annual accounts are available on the Company’s website at https://investors.immatics.com/events/event-details/annual-general-meeting-2024-1 and are available for inspection at the offices of the Company.

5.	Discharge from liability for the members of the Board with respect to the performance of their duties during the financial year ended 31 December 2023 (voting item)

It is proposed that each member of the Board be granted a discharge from liability for the performance of their respective duties during the financial year ended 31 December 2023 to the extent appearing from the statutory annual accounts or the statutory board report for the financial year ended 31 December 2023 or other public disclosures.

6.	Reappointment of Mr. M.G. Atieh as non-executive director class I (voting item)

In accordance with the applicable provisions of the Company’s articles of association (the “Articles of Association”) and at the recommendation of the Company’s nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”), the Board has made a binding nomination to reappoint Mr. M.G. Atieh as non-executive director. Mr. Atieh is proposed for reappointment for a period ending at the end of the annual general meeting of Company shareholders to be held in 2027.

Mr. Atieh has served as a member of the Company’s supervisory board since 2020. He was re-elected at the 2021 annual general meeting of the Company and, since the implementation of its one-tier board structure on July 1, 2021, he has and continues to serve as a non-executive director. From 2014 until his retirement in 2016, Mr. Atieh served as Executive Vice President, Chief Financial and Business Officer of Ophthotech Inc. Prior to that, he served as Executive Chairman of Eyetech Inc., as Executive Vice President and Chief Financial Officer of OSI Pharmaceuticals, as Group President – Global Business Unit and as Senior Vice President and Chief Financial Officer of Cegedim Inc., and in various executive-level positions over a 19-year period at Merck and Co., Inc., including as Vice President – U.S. Human Health, Senior Vice President – Merck Medco Managed Care, Vice President – Public Affairs, Vice President – Government Relations, and Treasurer. In addition to the Board, Mr. Atieh serves on the board of directors of Chubb Group and has previously served on the board of directors of electroCore, Inc., Oyster Point Pharma, Inc., Theravance BioPharma, Eyetech Inc. and OSI Pharmaceuticals. Mr. Atieh holds a B.A. in accounting from Upsala College.

Mr. Atieh does not hold any shares in the share capital of the Company.

Since joining the Company in 2020, Mr. Atieh has and continues to serve as chair of the audit committee. Given Mr. Atieh’s extensive business leadership experience within the life sciences industry and valuable contribution to the Company, the Board is of the opinion that the Company will continue to benefit from Mr. Atieh’s membership on the Board.

It is proposed that Mr. M.G. Atieh be reappointed as non-executive director class I effective as of the date of the AGM. The proposed reappointment is for a continuous term ending at the close of the annual general meeting to be held in 2027.

In evaluating the proposal to nominate Mr. Atieh, the Board has considered the Company’s diversity objectives, the Company’s Board Profile and the Company’s Diversity & Inclusion Policy, among its other considerations.

7.	Reappointment of Mr. P.R. Carter non-executive director class I (voting item)

In accordance with the applicable provisions of the Articles of Association and at the recommendation of the Nominating and Corporate Governance Committee, the Board has made a binding nomination to reappoint Mr. P.R. Carter as non-executive director. Mr. Carter is proposed for reappointment for a period ending at the end of the annual general meeting of Company shareholders to be held in 2027.

Mr. Carter has served as a member of the Company’s supervisory board since 2020. He was re-elected at the 2021 annual general meeting of the Company and, since the implementation of its one-tier board structure on July 1, 2021, he has and continues to serve as a non-executive director. From 2014 to 2016, Mr. Carter served as Executive Vice President, Commercial Operations of Gilead Sciences, Inc. Prior to that, Mr. Carter served as Senior Vice President and Head, International Commercial Operations of Gilead Sciences, Inc. and in various senior positions over a 10-year period at GlaxoSmithKline plc, including as Regional Vice President, China & Hong Kong, Vice President and General Manager, Pharmaceutical & Consumer Health, Hong Kong & South China, and General Manager, SmithKline Beecham Consumer Health, Russia & CIS. In addition to the Board, Mr. Carter serves on the board of directors of Evox Therapeutics Ltd, Mallinckrodt PLC and Hutchison China MediTech Ltd. and has previously served on the board of directors of Alder Biopharmaceuticals Inc. Mr. Carter also serves as an advisor to Astorg Partners SAS, ZambonGroup, Indegene Inc. and GLG Institute. Mr. Carter holds a B.A. in business studies from the University of West London.

Mr. Carter does not hold any shares in the share capital of the Company.

Since joining the Company in 2020, Mr. Carter has and continues to serve as chair of the compensation committee. Given Mr. Carter’s extensive business leadership experience within the life sciences industry and valuable contribution to the Company, the Board is of the opinion that the Company will continue to benefit from Mr. Carter’s membership on the Board.

It is proposed that Mr. P.R. Carter be reappointed as non-executive director class I effective as of the date of the AGM. The proposed reappointment is for a continuous term ending at the close of the annual general meeting to be held in 2027.

In evaluating the proposal to nominate Mr. Carter, the Board has considered the Company’s diversity objectives, the Company’s Board Profile and the Company’s Diversity & Inclusion Policy, among its other considerations.

8.	Reappointment of Dr. E.R. Forster as non-executive director class I (voting item)

In accordance with the applicable provisions of the Articles of Association and at the recommendation of the Nominating and Corporate Governance Committee, the Board has made a binding nomination to reappoint Dr. E.R. Forster as non-executive director. Dr. Forster is proposed for reappointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2027.

Dr. Forster has served as a member of the Company’s supervisory board since 2020, when he was first temorarily appointed as a suprvisory director in accordance with the Articles of Association. He was then elected at the 2021 annual general meeting of the Company and, since the implementation of its one-tier board structure on July 1, 2021, he has and continues to serve as a non-executive director. Since 2023, Dr. Forser serves as chief executive officer of Levicept Ltd. From 2018-2023, Dr. Forster served as the Chief Executive Officer of F-star Therapeutics Ltd. From 2015 to 2018, Dr. Forster served as the Chief Executive Officer of Immunocore Limited. Prior to that, Dr. Forster served as the Chief Executive Officer of Creabilis SA, as the Chief Executive Officer of Solace Pharmaceuticals Inc., as Head of Development and Operations for the EU and Asia at Pfizer Inc. Dr. Forster is a visiting Professor of Molecular and Clinical Cancer Medicine at the University of Liverpool and an honorary international visiting Professor at the University of Pavia. Dr. Forster serves on the board of directors of Avacta plc, Ochre Bio, Proalix Inc., and Tessellate Bio. He has previously served on the board of directors of OSCHR (Office for Strategic Coordination of Health Research), the National Genomics Board, F-star Therapeutics Ltd., MedCity Ltd., Liverpool Health Partners, Advanced Oxford CIC, Spinifex Pty Ltd, Oxford BioTherapeutics and Atlantic Healthcare (UK) Ltd. Dr. Forster holds a B.Sc. in physiology from the Unversity of Liverpool, an M.B.A. from Henley Business School and a Ph.D. in neurophysiology from the University of Liverpool.

Dr. Forster does not hold any shares in the share capital of the Company.

Since joining the Company in 2020, Dr. Forster has and continues to serve on the compensation committee and the nominating and corporate governance committee. Given Dr. Carter’s extensive experience within the life sciences industry and valuable contribution to the Company, the Board is of the opinion that the Company will continue to benefit from Dr. Forster’s membership on the Board.

It is proposed that Dr. E.R. Forster be reappointed as non-executive director class I effective as of the date of the AGM. The proposed reappointment is for a continuous term ending at the close of the annual general meeting to be held in 2027.

In evaluating the proposal to nominate Dr. Forster, the Board has considered the Company’s diversity objectives, the Company’s Board Profile and the Company’s Diversity & Inclusion Policy, among its other considerations.

9.	Extension of the authorisation of the Board to issue ordinary shares and to grant rights to subscribe for ordinary shares (voting item)

On 30 June 2020, the General Meeting designated the Board as the corporate body authorised to resolve to issue ordinary shares in the Company's capital and/or to grant rights to subscribe for ordinary shares in the Company's capital up to the authorised share capital as included in the Company's articles of association from time to time, for a period ending on 1 July 2025.

It is proposed that this authorisation be extended for a period ending five years following the date of the AGM.

10.	Extension of the authorisation of the Board to limit or exclude pre-emption rights (voting item)

On 30 June 2020, the General Meeting designated the Board as the corporate body authorised to resolve upon the limitation or exclusion of pre-emption rights in relation to any issuance of ordinary shares in the Company's capital or granting of rights to subscribe for such ordinary shares which the Board is authorised to perform, for a period ending on 1 July 2025.

It is proposed that this authorisation be extended for a period ending five years following the date of the the AGM in relation to any issuance of ordinary shares in the Company's capital or granting of rights to subscribe for such ordinary shares pursuant to the authorisation referred to in agenda item 9. (if granted).

11.	Extension of the authorisation of the Board to acquire ordinary shares or depositary receipts thereof (voting item)

On 20 June 2023, the General Meeting authorised the Board to acquire ordinary shares in the share capital of the Company or depositary receipts thereof for consideration for a period of eighteen months, commencing on 20 June 2023.

It is proposed that the authorisation of the Board to acquire ordinary shares in the share capital of the Company or depositary receipts thereof for consideration be extended for a period of eighteen months, commencing on the date of the AGM.

The maximum number of ordinary shares permitted pursuant to applicable law and the Articles of Association from time to time may be acquired and ordinary shares may be acquired through repurchases negotiated in the open market or privately, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of the ordinary shares up to 110% of the market price of the ordinary shares, provided that:

(a)	for open market or privately negotiated repurchases, the market price shall be the price for ordinary shares on the Nasdaq Stock Market at the time the transaction is agreed upon by the Company;

(b)	for self-tender offers, the market price shall be the volume weighted average price for the ordinary shares on the Nasdaq Stock Market during a period, determined by the Board, of no less than one and no more than five consecutive trading days immediately prior to the expiration of the tender offer; and

(c)	for accelerated repurchase arrangements, the market price shall be the volume weighted average price of the ordinary shares on the Nasdaq Stock Market over the term of the arrangement; the volume weighted average price for any number of trading days shall be calculated as the arithmetic average of the daily volume weighted average price on those trading days.

12.	Approval of the Company’s 2024 stock option and incentive plan (the “Plan”) (voting item)

On 13 June 2022, the general meeting of the Company adopted the current stock option and incentive plan. The Board is now proposing to adopt the Plan, which shall replace the current stock option and incentive plan.

The proposed Plan is available on the Company's website at https://investors.immatics.com/events/event-details/annual-general-meeting-2024-1 and is available for inspection at the offices of the Company.

13.	Instruction of PricewaterhouseCoopers Accountants N.V. as auditor for the financial year ending 31 December 2024 (voting item)

PricewaterhouseCoopers Accountants N.V. has audited the Company’s statutory annual accounts for the financial year ended 31 December 2023.

It is proposed to instruct PricewaterhouseCoopers Accountants N.V. as the external independent Dutch auditor for the audit of the Company’s statutory annual accounts and its statutory annual report for the financial year 2024.

14.	Close